Exhibit 12.1
Endeavour International Corporation
Computation of Ratios of Earnings to Fixed Charges
(Amounts in thousands)

	Nine Months Ended
	September 30,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Income (Loss) before Minority Interest and Taxes	$(21,230)	$49,976	$(72,352)	$9,825	$(36,914)	$(22,766)
Adjustments:
Equity losses	—	—	—	—	79	201

Adjusted loss before minority interest and taxes	(21,230)	49,976	(72,352)	9,825	(36,835)	(22,565)

Add: Fixed charges	14,440	26,974	25,640	9,060	5,050	267
Less: Capitalized interest	(2,386)	(3,998)	(6,358)	(488)	—	—

Earnings	$(4,404)	$80,948	$(40,354)	$19,373	$(31,785)	$(22,298)

Fixed Charges:
Interest expense	$12,054	$22,976	$19,282	$8,572	$5,050	$267
Capitalized interest	2,386	3,998	6,358	488	—	—

Total fixed charges	$14,440	$26,974	$25,640	$9,060	$5,050	$267

Ratio of earnings to fixed charges	—	3.0	—	2.1	—	—
For purposes of this computation, earnings are defined as pretax earnings from continuing operations before adjustment for minority interest and equity losses in entities with oil and gas properties, plus interest expense, and amortization of debt discount and expense related to indebtedness. Fixed charges are interest expense, including amortization of debt discount and expenses on indebtedness.
Earnings were insufficient to cover fixed charges by $18.8 million for the nine months ended September 30, 2009 and by $66.0 million, $36.8 million and $22.6 million for the years ended December 31, 2007, 2005 and 2004, respectively.